FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

BLOCK LISTING

Application has been made to the Financial Services Authority and the London Stock Exchange for a block listing of 100,000,000 Ordinary Shares of US$0.50 each ('Shares') for issue under The HSBC Share Plan (25,000,000) and the HSBC Share Plan 2011 (75,000,000) (the "Plans"), to be admitted to the Official List and to trading upon issue.  The Shares will be issued to an employee benefit trust from time to time to satisfy the vesting of awards made to employees under the Plans.  The issue of new Shares will create additional core tier 1 capital for HSBC Holdings plc.

The Shares will rank pari passu with the existing issued Ordinary Shares of the Company.

R G Barber

Group Company Secretary

4 December 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                        Date: 04 December 2012